Mail Stop 4561

June 26, 2007

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

      Re: Virtusa Corporation
               Amendment No. 2 to the Registration Statement on Form S-1
               Filed May 25, 2007
               File No. 333-141952

Dear Mr. Canekeratne:

      We have reviewed your amended filing and have the following comments. Comments relating to your financial statements and related disclosure will be sent under separate cover.

      For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1 filed on May 25, 2007 that was provided to us by counsel.

Form S-1/A

Risk Factors, page 7

"We may incur liability as a result of our failure to register…", page 11

1.   Please refer to prior comment 11 from our letter dated May 8, 2007. Here or elsewhere as appropriate, revise your disclosure to briefly outline the timeline of events that led to your discovery that you may have been obligated to file a Form 10 to register your stock options as a class of securities under Section 12(g) as described in your response.

"We may incur liability to certain option holders…", page 12

2.   Explain the phrase "which would have required us to file periodic reports with the SEC beginning in July 2003." It appears your initial reporting obligations would have arisen at a later date, subsequent to the effectiveness of a registration statement filed pursuant to Section 12.

"Our management has limited experience managing a public company…", page 14

3.   Please refer to prior comment 13 from our letter dated May 8, 2007. Your response to our prior comment focuses on your disclosure controls and procedures and internal controls over financial reporting. Please provide us with an analysis regarding your ability to rely on the "newly public company" exception such that you will not have to fully comply with the requirements of Section 404 until your annual report for the fiscal year ended March 31, 2009. In this regard, you should set out a detailed analysis regarding whether you were "required to file an annual report pursuant to Section 13(a)… of the Act for the prior fiscal year." See SEC Release 33-8760 (dated December 15, 2006) for further guidance.

Industry Data, page 33

4.   Please refer to prior comment 16 from our letter dated May 8, 2007. Although we note your revisions to the disclosure in this section, we continue to believe the statement that market position, market opportunity and market share information included in the prospectus is "inherently imprecise" appears to suggest that you lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing. Please revise to remove this statement or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 40

5.   Please refer to prior comment 17 from our letter dated May 8, 2007. We note your revised disclosure regarding trends relating to repeat business, international revenues, service contract types and attrition rates. However, we also note the performance metrics listed in the fourth paragraph on page 41. You should revise your disclosure to discuss each metric evaluated by management, including management's analysis regarding what each metric says about your business and financial condition. Investors should be provided with sufficient disclosure to evaluate your business and financial condition within the context of the metrics used by management.

6.   Please refer to prior comment 19 from our letter dated May 8, 2007. You state in your response that you no longer consider your agreement with JP Morgan Chase Bank to be material to your business because this customer accounted for only 7% of revenues in fiscal 2007. However, the percentage of revenues a single customer contributes to your total revenues is an indication of your dependence upon such customer. Your disclosure should address whether you are substantially dependent upon one or a small group of customers, the loss of which would have a material impact on your business. See Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note that your agreement with JP Morgan has been filed with this registration statement as a material contract and you are seeking confidential treatment for certain terms of that agreement. For these reasons, we

are unable to concur with your conclusion that no disclosure of this agreement is required in the prospectus. Please revise to discuss the material terms of this agreement, consistent with your request for confidential treatment. Similarly, if you are substantially dependent on the six customers that account for between 5 and 10% of revenues, you should revise your disclosure to provide appropriate disclosure on these customers, your dependence upon them, and to appropriately describe your contractual relationships with these customers.

Income tax expense, page 43

Indian tax proposals, page 44

7. We note your revised disclosure that recent changes to the tax regime in India may adversely affect your earnings and cash flow. If this tax change poses a material risk to your business please add appropriate risk factor disclosure, as it is not currently addressed in your risk factor disclosure relating to operations in India and Sri Lanka or in other risk factor disclosure.

Compensation, page 85

Compensation discussion and analysis, page 85

Executive compensation components, page 86

8. Please refer to prior comment 30 from our letter dated May 8, 2007. We note your revised disclosure on pages 88-89. However, we were unable to locate revisions addressing the second half of our prior comment. Specifically, please revise to provide insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

9. Please refer to prior comment 32 from our letter dated May 8, 2007. We note your revisions in response to our prior comment. However, we were unable to locate disclosure specifically relating to your policies for allocating between your forms of compensation pursuant to Item 402(b)(2)(i) and (ii) of Regulation S-K. Based upon your Summary Compensation Table, it appears that the majority of your compensation is paid in cash, rather than other forms of non-cash compensation, and is not in the form of long-term compensation. Revise your disclosure to address the specific factors considered in setting compensation in such manner and to address any expected trends in the allocation of future compensation for your named executive officers.

Part II

<u>Indemnification of Directors and Officers, page II-1</u>

10.   Please refer to prior comment 52 from our letter dated May 8, 2007. We note your response to our prior comment. However, your disclosure should more clearly address the "certain liabilities" against which your officers, directors and control persons will be indemnified.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (617) 523-1231</u>
        John J. Egan III, Esq.
        Edward A. King, Esq.
        Delcy P. Sweet, Esq.
        Goodwin Proctor LLP
        Telephone: (617) 570-1346